Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

August 19, 2026

c/o Meitar Law Offices 16 Abba Hillel

Silver Rd., Ramat Gan, 5250608

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Company”) to be held at 4:00 p.m., Israel time, on Wednesday, September 2, 2026, at the registered offices of Meitar | Law Offices, legal counsel to the Company, at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel (the “Meeting”).

You will be asked at this Meeting to take action on the matters set forth in the attached Amended Notice of the Annual General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” all of the Proposals on the agenda, each as specified in the enclosed Amended Proxy Statement.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on July 27, 2026, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received by the Company in a timely manner as set forth in the enclosed Amended Proxy Statement.

Thank you for your cooperation.

Very truly yours,

/s/ Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.

16 Abba Hillel Silver Rd.,

Ramat Gan, 5250608, Israel

AMENDED PROXY STATEMENT

AMENDED NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 2, 2026

This Amended Proxy Statement is furnished to the holders of ordinary shares, par value of 1.8 New Israeli Shekel per share (the “Ordinary Shares” or “Shares”) of Galmed Pharmaceuticals Ltd. (the “Company”, “Galmed”, “us” or “our”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of Meitar | Law Offices, the Company’s legal counsel, at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel (“Meitar’s Offices”) on September 2, 2026, at 4:00 p.m. (Israel time), and at each postponement or adjournment thereof.

The agenda for the Meeting includes the following matters:

1.	To approve the re-election of each of Dr. David Sidransky and Mr. Amir Poshinski as Class III directors, to serve as members of the board of directors (the “Board”) until the annual general meeting to be held in 2029 and until their successors are duly elected and qualified;
2.	To approve an amendment to the Company’s amended and restated articles of association (the “Articles”) to: (i) eliminate the par value of the Ordinary Shares; and (ii) change the name of the Company;
3.	To approve the Company’s Compensation Policy for Executive Officers and Directors;
4.	To approve an amendment to the compensation terms of the Company’s directors; and
5.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 until the 2027 annual general meeting of shareholders (together, the “Proposals”).

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2025.

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on July 27, 2026 (the “Record Date”).

As of July 22, 2026, the Company had outstanding 8,262,953 Ordinary Shares, each share outstanding as of the Record Date shall be entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to September 3, 2026, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if they represent in the aggregate shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Section 64 of the Articles, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of holders of a majority of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the Proposals to be presented at the Meeting.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board and shall be delivered to Meitar’s Offices, Attention: Elad Ziv, Adv. (for Yohai Stenzler, CPA, Chief Accounting Officer), or delivered to Broadridge Financial Solutions, Inc. (“Broadridge”), at 51 Mercedes Way, Edgewood, NY 11717, in an enclosed envelope no later than 11:59 p.m. EDT on September 1, 2026, or no later than 11:59 p.m. EDT on September 2, 2026, if the Meeting was adjourned, or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or Broadridge at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposals set forth in the Amended Notice of Annual General Meeting of Shareholders.

If you are a record holder of shares, to vote via the internet or via telephone, please follow the instructions indicated on the amended proxy card.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of Proposal 1, 3 and 4. Each Share outstanding as of the close of business on July 27, 2026, is entitled to one vote on each of the Proposals to be presented at the Meeting.

The approval of Proposal No. 2 requires the affirmative vote of holders of at least 75% of the voting rights of the Company represented personally or by proxy and voting thereon at the Meeting.

The approval of Proposal No. 3, and if Proposal No. 3 is not approved, then the approval of Proposal 4, are each subject to the fulfillment of one of the following additional voting requirements (a “Special Majority”): (i) the majority of the Ordinary Shares that are voted at the Meeting in favor of each such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of such Proposal (each, an “Interested Shareholder”); or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against each such Proposal not exceeding two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than solely by means of serving as a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, alone or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 4, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company as to whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed amended proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 3 and if Proposal No. 3 is not approved, then the special tally under Proposal No. 4), please notify the Company by registered mail to Meitar’s Offices, Attention: Elad Ziv, Adv. (for Yohai Stenzler, CPA, Chief Accounting Officer), or via email to yohai@galmedpharma.com. If your Shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (other than our executive officers, directors and their relatives) none of our shareholders should have a personal interest in Proposal No. 3 or Proposal No. 4 and therefore should not be deemed an Interested Shareholder.

In connection with Proposal No. 3, the Israeli Companies Law, 5759-1999 (the “Companies Law”) allows the Board to approve such Proposal even if the general meeting of shareholders has voted against its approval, provided that the Board’s remuneration committee (“Remuneration Committee”), and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

Other than for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Accordingly, broker non-votes will have no effect on the outcome of the vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only Shares that are duly voted on such matter will be counted toward determining whether shareholders approved the matter. Shares present at the Meeting that are not duly voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each Share is entitled to one vote on each Proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any Share, the right to vote at the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least five percent (5%) of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to Meitar’s Offices, Attention: Elad Ziv, Adv. (for Yohai Stenzler, CPA, Chief Accounting Officer), or by facsimile to +972-3-6938447, no later than July 29, 2026 at 23:59 Israel time. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than August 5, 2026, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to the Company’s five most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2025, please see Item 6B. of the Company’s annual report on Form 20-F filed with the SEC on March 31, 2026, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

DIRECTOR INDEPENDENCE

The Board has determined that each of Dr. David Sidransky, Mr. Shmuel Nir, Mr. Amir Poshinski, and Dr. Carol L. Brosgart satisfies the independent director requirements under the Nasdaq Stock Market (“Nasdaq”) corporate governance requirements. As such, the Board is comprised of a majority of independent directors as such term is defined in Nasdaq rules.

The Board has further determined that each member of the audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that each member of the audit committee and Remuneration Committee satisfies the additional requirements applicable under Nasdaq rules to members of audit committees and compensation committees, respectively. The Board has determined that Mr. Amir Poshinski is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

PROPOSAL 1

RE-ELECTION OF EACH OF DR. DAVID SIDRANSKY AND MR. AMIR POSHINSKI AS CLASS III DIRECTORS, TO SERVE AS MEMBERS OF THE BOARD UNTIL THE ANNUAL GENERAL MEETING TO BE HELD IN 2029 AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED

Under the Articles, the Board consists of three classes of directors who are appointed for fixed terms of office in accordance with the Companies Law and the Articles. Directors so elected cannot be removed from office by the shareholders until the expiration of their class’s term of office. Directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I, Class II, and Class III directors. The term of the Class I directors will expire at the close of the annual general meeting to be held in 2027; the term of the Class II director will expire at the close of the annual general meeting to be held in 2028; and the term of the Class III directors will expire at the close of the Meeting.

Dr. Carol Brosgart and Mr. Shmuel Nir serve as the Company’s Class I Directors until the close of the annual general meeting to be held in 2027. Mr. Allen Baharaff serves as the Company’s Class II Director until the close of the annual general meeting to be held in 2028. Dr. David Sidransky and Mr. Amir Poshinski serve as the Company’s Class III Directors until the close of the Meeting. On July 7, 2026, the Board resolved to recommend to the shareholders the re-election of each of Dr. David Sidransky and Mr. Amir Poshinski as Class III directors. Accordingly, it is proposed to approve the re-election of each of Dr. David Sidransky and Mr. Amir Poshinski as Class III directors until the close of the annual general meeting to be held in 2029 and until their successors are duly elected and qualified.

The Articles provide that the minimum number of Board members is three (3) and the maximum number is eleven (11). The Board presently comprises five (5) members.

Under the Companies Law, a nominee for service as a director in a public company may not be elected without submitting a declaration to the Company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director, or external director, as applicable, and the ability to devote appropriate time to performing his or her duties as such. A director who ceases to meet the statutory requirements must notify the Company to that effect immediately, and his or her service as a director will expire upon submission of such notice.

Director Compensation

If re-elected, and in accordance with the approval of the Remuneration Committee and the Board, each of Dr. David Sidransky and Mr. Amir Poshinski will be entitled to receive an annual fee of $40,000 plus VAT, which is the fee paid to the directors.

If re-elected, each of Prof. David Sidransky and Mr. Amir Poshinski will also be entitled to the same directors’ and officers’ liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company.

Biographical Information

Below is the biographical information for Dr. David Sidransky and Mr. Amir Poshinski:

David Sidransky, M.D., the chairman of the Nomination, Remuneration and R&D Committees, joined the Board in June 2014, originally as an external director. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at Johns Hopkins University and Hospital. Dr. Sidransky has written over 600 peer-reviewed publications and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award and 2017 Team Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the board of directors of ImClone. He is Chairman of the Board of Ayala Pharma (Nasdaq: AYLA), and is a lead director at Champions Oncology and on the board of directors of Ascentage Pharma and Nectin Therapeutics (Nasdaq: AAPG). He previously served on the board of director of Orgensis Inc. (Nasdaq ORGS. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

Amir Poshinski, joined the Board in June 2020. Mr. Poshinski is an entrepreneur with over 20 years’ management and leadership experience across multiple industries, including technology, biotechnology, banking and real estate. Mr. Poshinski is the owner of DAP Holdings, through which he has acted since 2010 as a management consultant and strategic advisor to global companies. Mr. Poshinski currently serves as a member of the advisory board of Benson Oak Ventures, a venture focused fund, as well as several other private companies. Prior to 2010, Mr. Poshinski served as Deputy CEO of Primsa Investment House, which at the time was Israel’s largest investment house, Deputy CEO of Discount Mortgage Bank, the real estate lending arm of one of Israel’s largest banks, VP of Marketing at Comverse, a telecommunications software company that was listed on Nasdaq, VP Marketing, Sales and Advertising of Mifal Hapayis, Israel’s national lottery, and VP and Deputy CEO of the Economic Company of the Israeli Local Authorities Association. Mr. Poshinski previously served on the board of directors of each of TAS-AGT (a TATA joint venture), Excellence Nessuah Mutual Funds, and Therapix Biosciences (Nasdaq: TRPX) as well as several other private companies. Mr. Poshinski holds a B.A. in Business Administration and Marketing from the New York Institute of Technology.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-elect each of Dr. David Sidransky and Mr. Amir Poshinski as Class III directors to serve as members of the Board until the close of the annual general meeting to be held in 2029, and until their successors are duly elected and qualified, as detailed in the Amended Proxy Statement dated August 19, 2026.”

Vote Required

See “Vote Required for Approval of each of the Proposals” above.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES TO: (I) ELIMINATE THE PAR VALUE OF THE ORDINARY SHARES; AND (II) CHANGE THE NAME OF THE COMPANY

Elimination of Par Value

Under the Companies Law, an Israeli company may amend its articles of association by a resolution passed by the shareholders at a general meeting. The Company’s current Articles provide that the Company’s authorized share capital consists of 1,620,000,000 Ordinary Shares, par value NIS 1.8 per Share.

Historically, the concept of par value served to protect creditors and shareholders by ensuring that a company received at least the par value as consideration for the issuance of shares. However, over time the concept of par value has lost much of its significance for a variety of reasons, including recognition that creditors and shareholders are protected, or can be protected, through other means. Many companies that incorporate today have no par value shares or use a nominal par value. In addition, the Companies Law does not require shares to have a par value.

Eliminating the par value of the Company’s Shares would simplify certain technical and administrative aspects of the management of the Company’s share capital and provide the Company with greater flexibility in managing its equity structure. The Board believes that par value creates unnecessary technical and administrative constraints in the management of the Company’s share capital, and that removing it would allow the Company to operate with greater efficiency.

In addition, the Board believes that eliminating the par value of the Ordinary Shares will provide the Company with greater flexibility in connection with future capital raising activities and other corporate transactions. This flexibility is consistent with market practice among publicly traded companies and will enable the Company to respond more efficiently to changing market conditions and financing opportunities.

The elimination of the par value of the Company’s Shares is not intended to have any material practical effect on existing shareholders. It will not increase the registered share capital of the Company, nor will it allow the Company to make any change to the registered share capital without the prior approval of shareholders. It will not, by itself, authorize any issuance of securities or change the number of Ordinary Shares that the Company is authorized to issue.

For the foregoing reasons, the Board recommends eliminating the par value of the Company’s Shares, as permitted under the Israel Companies Law.

At the Meeting, shareholders will be asked to approve an amendment to the Company’s Articles to eliminate the par value of the Ordinary Shares, such that the authorized share capital of the Company following such amendment shall consist of 900,000,000 Ordinary Shares, no par value per Share.

Specifically, the Board proposes to amend Article 4(a) of the Articles as follows (additions are underlined, deletions are struck through):

“The authorized share capital of the Company is ~~1,620,000,000 (one billion six hundred and twenty million) New Israeli Shekels (“NIS”), divided into~~ 900,000,000 (nine hundred million) Ordinary Shares, of no par value ~~NIS 1.80 each~~, all ranking pari passu (“Ordinary Shares”).”

Changing the Name of the Company

According to the Articles, the Company’s English name is “Galmed Pharmaceuticals Ltd.”, and the Company’s Hebrew name is “גלמד פרמסוטקלס בע”מ”. The Board has resolved to change the English and Hebrew names to “Eocene Ltd.” and “איוסין בע”מ” respectively, subject to approval by the shareholders.

The Board believes that the new corporate name better reflects the Company’s current core business and the Company’s future growth, and that the name change is in the best interests of the Company and its shareholders. If the proposed change of name is not approved by the Israeli Registrar of Companies, the Chief Executive Officer will be authorized, without further shareholder approval, to select an alternative name for the Company, in each case subject to applicable law and the approval of the Israeli Registrar of Companies, provided that such alternative name either (i) includes the word “Eocene” together with one or more additional words or expressions, or (ii) otherwise derives from, relates to, is associated with, or is reasonably connected to “Eocene,” including through a variation, derivative, cognate, branding formulation, or similar expression, or alternatively to determine that the Company’s existing name should remain unchanged (with respect to both the English and Hebrew names).

At the Meeting, shareholders will be asked to approve the necessary amendments to the Articles to give effect to the proposed name change.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an amendment to the Company’s Articles to: (i) eliminate the par value of the Ordinary Shares; and (ii) change the name of the Company, as detailed in the Amended Proxy Statement, dated August 19, 2026.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 3

APPROVAL OF THE COMPANY’S COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a remuneration committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holders,” as defined in the Companies Law, includes directors and most executive officers. Under the Companies Law, the compensation policy must be reviewed by the Remuneration Committee of the Board, and by the Board, from time to time. In addition, the Remuneration Committee, followed by the Board (based on the recommendation of the Remuneration Committee), and the shareholders are each required to approve and adopt the compensation policy once every three years. The compensation policy sets forth a framework for the terms of office and employment of the office holders, including with respect to the grant of any benefit, other payment, or undertaking to provide payment, such as salary, bonus, equity awards, severance, and other compensation (including in connection with termination of services or a change of control over the Company), as well as exemption from liability, insurance, or indemnification.

The previous compensation policy was adopted by the Board on May 30, 2023, and remained in effect for a period of three years, or until May 30, 2026. The compensation policy was approved in accordance with the mechanism set forth in the Companies Law, which allows the Board to approve the Compensation Policy, notwithstanding the resolution of the general meeting on May 11, 2023, provided that the Remuneration Committee and thereafter the Board have concluded, following further and detailed discussion of the matter and for specified reasons, that such approval is in the Company’s best interests.

Under the Companies Law, the adoption of the proposed compensation policy requires the approval of the Company’s Remuneration Committee, the Board, and the shareholders, in that order. The shareholders’ approval is further subject to the fulfillment of special voting requirements, as detailed under ‘Vote Required for Approval of Each of the Proposals’ above.

Following a review of the previous compensation policy by the Remuneration Committee and Board, the Remuneration Committee and Board approved, and recommended that the shareholders approve, an amended compensation policy in the form attached hereto as Annex A (the “Compensation Policy”). The proposed Compensation Policy is based on the previous compensation policy, with certain adjustments and updates that the Remuneration Committee and Board determined are appropriate in light of the Company’s current circumstances and objectives.

The Compensation Policy is designed to promote the objectives, business plan and long-term strategy, to create appropriate incentives for the office holders while taking into consideration the size and nature of operations of the Company as well as the competitive environment in which we operate. As such, the Compensation Policy is intended to incentivize superior individual excellence and to align the interests of the Company’s office holders with its long-term performance, and as a result, with those of the Company’s shareholders. To that end, a portion of an office holder compensation package is targeted to reflect both the Company’s short- and long-term goals, the office holder’s individual performance, as well as measures designed to reduce office holder’s incentive to take excessive risks that may harm the Company in the long-term.

The principal adjustments made in the Compensation Policy, as compared to the previous compensation policy on which it is based, are as follows:

(a) the clarification that benefits provided to the Company’s officers may include, among others, vacation days, sick leave, convalescence pay, study fund, contributions, pension or managers’ insurance contributions, disability insurance, car allowance or Company car, phone, insurance and medical benefits;

(b) the replacement of discretionary annual cash bonuses for Executive Officers other than the Chief Executive Officer with bonuses based on an overall performance evaluation using quantitative and qualitative criteria;

(c) the increase of the total annual and special cash bonuses granted to the Chief Executive Officer, from 200% to 275% of the Chief Executive Officer’s base salary on an annual basis;

(d) the update of the clawback provisions to align with the Company’s clawback policy, applicable law and stock exchange rules;

(e) the revision of vesting of equity awards granted to officers and directors, from a period of at least three years, to a period of between two to four years from the date of grant for officers, and one to four years from the date of grant for directors;

(f) the revision of the maximum annual equity-based awards granted to the Company’s officers, such that annual equity awards shall not exceed the higher of (a) 200% of the officer’s annual base salary or 0.5% of the Company’s fair market value at the time of approval of the grant by the Board;

(g) the inclusion of change of control arrangements, which include acceleration of vesting of equity-based awards, extension of exercise period of equity-based awards for a period of up to one year following the date of termination of employment, provision of up to six months of continued base salary and benefits following termination, and cash bonus with a limit of 200% of an officer’s annual base salary and 250% in the case of the Chief Executive Officer; and

(h) the increase of the limit of liability under insurance, from the greater of $35 million or 50% of the Company’s shareholders’ equity, to the greater of $50 million or 50% of the Company’s shareholders’ equity, and the increase of the limit of liability under a “run-off” insurance policy, from the greater of $45 million or 50% of the Company’s shareholders’ equity, to the greater of $50 million or 50% of the Company’s shareholders’ equity.

When considering the proposed revisions to the previous compensation policy, the Remuneration Committee and the Board have considered numerous factors, including, inter alia, the Company’s objectives and interests, its business plan and long-term strategy, the Company’s risk management policy, the size and nature of its operations, as well as the experience and qualifications of each of the Company’s officers and directors.

The Compensation Policy will be reviewed from time to time by the Remuneration Committee and the Board in order to ensure its adequacy and its fitness to, among others, the Company’s financial position and results of operation and its retention objectives.

The brief overview above is qualified in its entirety by reference to the full text of the proposed compensation policy, as reflected in Annex A attached hereto.

In the event the Compensation Policy is not approved by the shareholders by the required majority, the Board may nonetheless approve the Compensation Policy, provided that the Remuneration Committee and thereafter the Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in the Company’s best interests.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation policy for the Company’s directors and officers, as detailed in the Amended Proxy Statement, dated July 22, 2026.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 4

APPROVAL OF AMENDMENTS TO THE COMPENSATION TERMS OF THE COMPANY’S DIRECTORS

Background

At the Meeting, shareholders will be asked to approve an amendment to the compensation terms of each of the Company’s directors who serves on our Board from time to time, all in accordance with the terms set forth below.

Under the Companies Law, the compensation of directors requires the approval of the Company’s Renumeration Committee, the Board, and shareholders, in that order. The Renumeration Committee and the Board have reviewed, discussed and approved the proposed amendment to the compensation terms of the directors as described below.

As approved by the shareholders at the 2020 annual meeting of shareholders, in connection with their services as directors of the Company, each of the directors from time to time, is entitled to an annual payment of $40,000, plus value-added tax (“VAT”), if applicable, and with respect to an expert external director (if applicable), $50,000 plus VAT, payable quarterly at the end of each quarter, and, upon first becoming a member of the Board.

The directors’ compensation arrangements include cash compensation components that are denominated in U.S. Dollars but are reflected and paid in NIS. Over the preceding three-year period, the purchasing power of executive and employee compensation has experienced severe erosion due to the compounding impact of two parallel macroeconomic forces, specifically an aggressive 24.4% appreciation of the New Israeli Shekel (NIS) against the US Dollar (USD) alongside a cumulative domestic inflation rate of 5.92%. These combined economic factors have resulted in a net reduction of total compensation by over 30% in real terms compared to its baseline value three years prior.

It is proposed to increase the directors’ annual payment by 20%, in order to recalibrate the compensation framework back to the equivalent real purchasing power level established three years ago, ensuring equitable market-aligned remuneration, such that each of the Company’s directors will receive remuneration of $48,000 plus VAT, if applicable, and with respect to an expert external director (if applicable), $60,000 plus VAT, payable quarterly at the end of each quarter, and, upon first becoming a member of the Board.

The proposed amendment to the compensation terms of the Company’s directors was approved by the Company’s Renumeration Committee and the Board, and is consistent with the proposed Compensation Policy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amendment to the compensation terms of the Company’s directors, as detailed in the Amended Proxy Statement, dated August 19, 2026.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 5

RE-APPOINTMENT OF Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 and until the 2027 annual general meeting of shareholders

At the Meeting, Brightman Almagor Zohar & Co., independent registered public accountants in Israel and a member firm of Deloitte Touche Tohmatsu Limited, will be nominated for re-appointment as the auditors of the Company for the fiscal year ending December 31, 2026, and until the 2027 annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and the Articles, the appointment of the independent auditors requires the approval of the shareholders of the Company following the approvals of the Board and the audit committee, and their compensation requires the approval of the Board, following approval and recommendation by the audit committee. The Board has delegated its authority to approve the compensation of independent auditors for audit and non-audit services to the audit committee. The audit committee and Board have reviewed, and are satisfied with, the performance of Brightman Almagor Zohar & Co., and have approved and are recommending the shareholders to approve, their re-appointment as the Company’s independent auditors.

One of the audit committee’s main roles is to assist the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company.

The audit committee has adopted a pre-approval policy for the engagement of the independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of the auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by the independent auditors. If a type of service that is to be provided by the auditors has not received such general pre-approval, it will require specific pre-approval by the audit committee. The policy prohibits retention of the independent auditors to perform prohibited non-audit functions defined in applicable SEC rules.

The following table provides information regarding fees paid by the Company to Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2025 and 2024 :

	2025	2024
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	185	170
Tax and incentives Fees (2)	-	8
Total	185	178

(1)	Includes professional services rendered in connection with the audit of the Company’s annual financial statements and the review of the interim financial statements, including consents and comfort letters for registration statement filings.

(2)	Tax fees consist of services related to obtaining a tax rulings.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to reappoint the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, as auditors of the Company for the fiscal year ending December 31, 2026, and until the 2027 annual general meeting of shareholders.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PRESENTATION OF THE 2025 FINANCIAL STATEMENTS

The Board has approved, and is presenting to shareholders for receipt and consideration at the Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2025, which are included in the Company’s annual report on Form 20-F filed with the SEC on March 31, 2026, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, ordinary shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Prof. David Sidransky
Lead Independent Director
Ramat Gan, Israel
August 19, 2026

Annex A

Galmed Pharmaceuticals Ltd.

Directors’ and Officers’ Compensation Policy (the “Policy”)

As Adopted on: [___], 2026

I. GENERAL

As a publicly traded company incorporated under the laws of the State of Israel, Galmed Pharmaceuticals Ltd. (“Galmed” or the “Company”) is subject to the Israeli Companies Law, 5759-1999 (the “Companies Law”) which mandates the adoption of a policy regarding the terms of office and employment of the Company’s “office holders” (as such term is defined in the Companies Law) (“Office Holders”).

The purpose of this Policy is to formalize Galmed’s compensation philosophies, practices and policies, as they apply to all Office Holders of Galmed with respect to their position and contribution to the Company, and is intended to meet the requirements of applicable law.

The term “officers”, as used herein, includes all Office Holders other than members of the Board of Directors (“Directors” and the “Board”, respectively). However, to the extent Directors are also employees of the Company or also hold management positions with the Company including, to the extent appointed, an active Chairman of the Board (“Management Directors”), the term “officers” shall also refer to such Management Directors.

Galmed’s philosophies, practices and policies, as detailed herein, have been discussed and approved by the Board, following recommendation of the Company’s Remuneration Committee (the “Remuneration Committee”), and will periodically be reviewed and administered by the Remuneration Committee and the Board in order to ensure they provide appropriate motivation for Company performance and increased shareholder value and that they meet the requirements of applicable law.

II. OVERVIEW

The principal philosophy and objectives of Galmed’s compensation policies and practices are to attract, motivate and retain highly experienced leaders who will contribute to Galmed’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Galmed’s core values as part of a motivated behavior. To that end, this Policy is designed, among others, in accordance with the following guidelines:

1.	Linking pay to performance: by aligning a significant portion of an officer’s compensation with the Company’s short and long-term goals and performance, to achieve success and increase Company value in a professional and respectful manner.

2.	Attracting, motivating and retaining high quality talented officers: by providing officers with fair and reasonable compensation that is also competitive with practices of other comparable leading companies in addition to a balanced compensation package of fixed and variable components, designed to motivate and to retain high quality talented officers.

3.	Aligning compensation with shareholder interests: by providing equity-based compensation which is designed to reward officers for increase in long-term shareholder value.

4.	Supporting Galmed’s mission and vision: by incentivizing officers to pursue Galmed’s strategies which promote development and growth towards creating innovative solutions, while ensuring the highest quality and compliance with high ethical standards.

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5.	Improve business results and strategy implementation: by aligning compensation with performance measures based on quantitative and qualitative criteria, which may be categorized into corporate, business unit and individual measures, pursuant to the Company’s work-plans and management’s short and long-term perspective and goals.

6.	Risk Management: by creating a balance between short and long-term achievements, quantitative and qualitative criteria and various other considerations, as well as an appropriate balance between Company and officer’s personal goals.

III. OFFICERS’ COMPENSATION PACKAGE

The elements of officers’ compensation packages may consist of: (a) base salary; (b) benefits; (c) cash bonuses; (d) equity-based compensation; (e) retirement and termination payments and (f) change of control provisions.

Ratio between fixed and variable compensation. This Policy aims to balance the mix of “fixed compensation,” comprised of base salary and benefits, and “variable compensation,” comprised of cash bonuses and equity-based compensation. Each element is intended to support one or more of the principal objectives detailed in Section II above. The ratio, or “pay mix,” between such elements for each officer will reflect Galmed’s objective of correlating Company success with the total value of compensation that an officer receives, while recognizing that the pay mix may vary from officer to officer and from time to time and at times, including in years where Company performance is poor, officers may receive reduced, or may not receive any, cash or equity-based bonuses.

Limitation: The aggregate value of cash bonuses, excluding one-time cash awards granted upon recruitment, promotion, and equity-based compensation (valued at grant, and with respect to equity-based compensation paid in cash – valued at payment) with respect to any given calendar year, may not exceed 95% of the total value of an officer’s total compensation package, which may include his or her base salary and benefits, cash bonuses and equity-based compensation, with respect to such year.

Considerations for determining compensation. When considering compensation of officers, the Company will consider the principal objectives detailed above and will also take into account its nature, size, business, financial characteristics and development, and the following:

●	Individual characteristics: Such as an officer’s education, skills, experience, expertise and achievements, as well as such officer’s position, responsibilities, location, past performance, expected future contributions, prior compensation arrangements and seniority.

●	Overall Company considerations: Such as providing fair and reasonable pay, taking into account the Company’s size and the nature of its activities, while meeting budgetary constraints and regulatory requirements.

●	Internal equity: Paying officers equitably relative to one another based on their individual characteristics, while considering the relationship between officers’ compensation packages and the compensation of Galmed’s other employees (including those employed part-time, either as employees, consultants or by manpower contractors) and specifically, the average and median compensation and the effect of such relationship on work relations in Galmed.

●	Competitive pay practices: Since competitive pay is essential to Galmed’s ability to attract and retain highly skilled professionals, Galmed shall seek to establish compensation practices that are competitive with those of officers in peer group companies relevant to Galmed’s field of business, while considering, among others, Galmed’s size and field of operation and the geographical location of the employed officer, the list of which shall be reviewed and approved by the Remuneration Committee from time to time (as required). To that end, Galmed will utilize as a reference, comparative market data and practices, which may include a compensation survey that compares and analyzes the level of the overall compensation package (including fixed compensation and variable compensation) offered to an officer of the Company with compensation packages in similar positions to that of the relevant officer. Such compensation survey may be conducted internally or through an external independent consultant.

Sections IV to VII below describe each of the primary elements detailed above. Management Directors shall be entitled to compensation for their role as officers pursuant to Sections IV to VII.

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IV. BASE SALARY AND BENEFITS

Purpose and base salary determinations. Base salaries are intended to compensate officers for their time and services and are initially negotiated and generally set forth in officers’ employment or service agreements. Base salaries will be considered based on the objectives and considerations detailed in Sections II and III above, and consequently, will vary between officers. When conducting salary reviews, the Company will also consider such matters as the macro-economic environment, inflation and Company performance.

The Remuneration Committee and the Board may periodically consider and approve base salary adjustments for officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Remuneration Committee and the Board will also consider the previous and existing compensation arrangements of the officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

Recruitment and promotion one-time bonus grant. New-hires or promoted employees may be granted a one-time cash or equity-based bonus upon recruitment or promotion, at the discretion of the Remuneration Committee and the Board (and with respect to the CEO - also the Company’s general meeting of shareholders) (the “Signing Bonus”). The total value of such one-time cash Signing Bonus shall not exceed 50% of an officer’s base salary on an annual basis, and the total value of a one-time equity based Signing Bonus shall not exceed 50% of an officer’s base salary on an annual basis multiplied by the vesting period of such awards (in years). The total value of one-time cash and equity-based Signing Bonuses together shall not exceed 200% of an officer’s base salary on an annual basis. It is clarified that for the purpose of determining the Signing Bonus, the calculation will be based on an annual basis (i.e., if the officer joins the Company or is promoted in the middle of the year, the calculation will be conducted as if he or she has worked a full year under the new terms).

Benefits. In addition to the base salary, officers will be provided benefits mandated by applicable law and may be provided with benefits generally acceptable in the local market or generally available to other Company employees in accordance with Company policies (subject to any applicable approval procedures). Such benefits may include, among others, vacation days, sick leave, convalescence pay, study fund, contributions, pension or managers’ insurance contributions, disability insurance, car allowance or Company car, phone, insurance and medical benefits. Officers may also be entitled to reimbursement of reasonable work-related expenses incurred in the course of discharging their office, including without limitations, business travel expenses, against provision of receipts and in accordance with Company policies and may be reimbursed for membership fees in professional organizations.

Relocation. In the event of relocation of an officer to another geography, such officer may receive other customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits may include reimbursement of out of pocket relocation expenses and other ongoing expenses and gross-ups, such as housing allowance, car allowance, and home leave visit.

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V. CASH BONUSES

Purpose. Compensation in the form of a cash bonus is an important element in aligning officers’ compensation with Galmed’s objectives and business goals. Therefore, officers may be granted annual and special cash bonuses, at the discretion of the Remuneration Committee and the Board and based on an evaluation of the relevant officer’s overall performance by the CEO based on quantitative and qualitive criteria (and with respect to the CEO - also the Company’s general meeting of shareholders), taking into consideration the relevant objectives and considerations set forth in Sections II and III above, and subject to the conditions set forth below, as well as any additional terms and conditions or criteria for entitlement thereof that may be determined by the Company from time to time. Any actual annual bonus payout shall be subject to approval by the Remuneration Committee and the Board.

The Company may determine that, with respect to any or all officers, any annual or special cash bonus, will be reduced or not be paid with respect to such officer.

Annual Cash Bonuses. Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through team work and collaboration.

It is the Company’s philosophy that due to officers’ direct line-of-sight and influence on the Company’s performance, officers’ annual cash bonuses should generally be directly linked to such performance, while additional criteria, such as an officer’s individual performance or his or her expected future contributions, as well as achievement of additional objectives as the Company may determine, may be used to reflect the officer’s contribution (e.g., key performance indicators, such as major progress in research and development stages, execution of in/out-license transactions, execution of strategic collaboration agreements, obtaining marketing approval of a new product, raising funds throughout public offering or a private placement, mergers and acquisition, etc.)

Evaluation-Based Component. The Company may determine that, with respect to the chief executive officer (the “CEO”) or an officer who is a director, that a portion of his or her annual cash bonus will be based on the evaluation of the Remuneration Committee and the Board in an amount that will not exceed, with respect to any calendar year, three (3) monthly base salaries and benefits. In addition, the Company may determine that, with respect to any officer subordinated to the CEO, which does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

Long-term Component. The Company may determine, with respect to any or all officers , that a portion of the annual cash bonus will be based on long-term performance objectives to be evaluated on a multi-year basis, in accordance with a mechanism to be determined by the Remuneration Committee (which may include holding of such amounts in trust).

Minimum Threshold. The annual cash bonus of any or all of the officers of the Company may be subject to minimum thresholds as shall be recommended by the Remuneration Committee and approved by the Board.

Limitation: The maximum annual cash bonus of each officer, other than the CEO, including for overachievement performance shall not exceed 100% of an officer’s base salary and benefits on an annual basis.

CEO. The annual cash bonus of Galmed’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds. Such performance measurable objectives will be determined annually by Galmed’s Remuneration Committee (and, if required by law, by Galmed’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO) on the basis of, but not limited to, company and personal objectives. The less significant part of the annual cash bonus granted to Galmed’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a evaluation of the CEO’s overall performance by the Remuneration Committee and the Board based on quantitative and qualitative criteria.

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Limitations. The target annual cash bonus that the CEO will be entitled to receive for any given calendar year will not exceed 100% of his or her annual base salary. The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year will not exceed 200% of his or her annual base salary.

Special Cash Bonuses. In addition to the annual cash bonus, an officer may be granted a special cash bonus for special achievements, following the evaluation of the CEO for officers other than the CEO, and in the CEO’s case, following the Remuneration Committee’s and the Board’s evaluation (subject to any additional approval as may be required by the Companies Law). Such special cash bonus is intended to enable the Company to retain executives by providing such bonus subject to their continued employment in the Company, as well as to enable the Company to adapt to specific or unaccounted for changes or events that may occur during the year, including for outstanding achievement, in special circumstances or for completion of a certain achievement or assignment (which may be similar to key performance indicators as exampled in “Annual Cash Bonuses” above).

Limitations. The total amount of all special bonuses in the aggregate of each officer, with respect to any given calendar year, may not exceed 100% of an officer’s base salary and benefits on an annual basis. A special bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a special bonus shall be determined in accordance with Section VI above.

Notwithstanding the foregoing, the total annual and special cash bonuses granted to an officer, other than the CEO, shall not exceed, in the aggregate, 150% of such officer’s base salary on an annual basis, and with respect to the CEO, shall not exceed, in the aggregate, 275% of the CEO’s base salary on an annual basis.

Clawback.

In the event of an accounting restatement, Galmed shall be entitled to recover from its officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules and Rule 10D-1 under the Securities Exchange Act of 1934as amended.

Notwithstanding the aforesaid, the compensation recovery will not be triggered if (i) the financial restatement is required due to changes in the applicable financial reporting standards; or (ii) the Remuneration Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

Nothing in this Section derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on officers by virtue of applicable securities laws or a separate contractual obligation or other Company policy.

Galmed has adopted a “clawback policy” (the “Clawback Policy”), as required pursuant to Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and the listing standards of The Nasdaq Stock Market LLC. To the extent there are any inconsistencies between this Compensation Policy and the Clawback Policy, the Clawback Policy shall take precedence.

VI. EQUITY-BASED COMPENSATION

Purpose. Equity-based compensation is intended to attract and retain officers and align their interests with shareholders’ interests to maximize creation of long-term economic value for the Company.

Equity awards determinations. Equity-based awards may be granted on an annual basis, subject to the discretion of Company (with the required approvals according to applicable law) and at such other times as the Company deems appropriate, including for newly hired or promoted officers. Equity based compensation to Management Directors with respect to their role as a director, shall be in accordance to the provisions of Section VIII below.

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Equity-based awards may include, without limitation, one or more of the following types of awards: options to purchase shares, restricted shares, restricted share units, performance shares, performance share units or share appreciation rights.

The Company will determine the type and amount of equity-based awards to be granted to each officer, as well as any combination between such awards, based on the relevant objectives and considerations set forth in Sections II and III above (e.g., size and value of awards already held by officers, balancing effective risk management, retention and rewarding for performance).

Value of equity-based awards. The fair market value of officers’ equity-based awards will be determined by multiplying the number of shares underlying the grant by the market price of Galmed’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Remuneration Committee and the Board.

Vesting. The passage of time will generally be sufficient criteria for the vesting of equity-based awards. The Company may determine additional specific terms and conditions or criteria, whether for the vesting of all or any part of such awards or for entitlement thereof, and whether generally or with respect to specific grants, specific officers or otherwise. In any case, equity-based awards granted to officers must include both a gradual vesting period of between two (2) to four (4) years from the date of grant, and an exercise period of no more than ten (10) years from the date of grant.

The Remuneration Committee and the Board may approve the acceleration of vesting of equity-based awards upon termination of service or employment or upon a change of control event, and may provide for continued exercise periods, provided such extended exercise period does not extend beyond the original exercise period set forth in the terms of the grant.

Other terms. All other terms of the equity-based awards shall be in accordance with Galmed’s incentive plans and other related practices and policies.

Limitation. In determining the equity-based compensation granted to each officer, the Remuneration Committee and the Board shall consider the factors specified in Sections II and III above, and in any event, the total fair market value of annual equity-based awards granted during any calendar year (calculated as of the date of grant, and with respect to equity-based awards paid in cash – at the date of their payment) shall not exceed the higher of (a) 200% of his or her annual base salary or (b) 0.5% of the Company’s fair market value at the time of approval of the grant by the Board.

In no event will the total fair market value of annual equity-based awards as aforesaid, together with any annual cash bonus and together with any special cash bonus with respect to any given calendar year, exceed the cap determined by the limitation under “Ratio between fixed and variable compensation” in Section III above.

VII. TERMINATION PAYMENTS

Termination payments will generally be set forth in officers’ employment or service agreements and are intended to comply with applicable laws, and to provide officers with compensation in the event of termination in circumstances determined by the Company, including voluntary termination.

When considering termination payments, the Company will generally consider, among others, the officer’s term of service or employment, his or her remuneration during such term, Company performance during such term and the contribution of such officer to the achievement of the Company’s goals, as well as the circumstances of termination.

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Officers’ termination payments may include one or more of the following:

●	Advance Notice. Advance notice of up to 6 months , except for the CEO whose prior notice may be of up to twelve 12 months. During this period an officer may be entitled to payment of full compensation, including benefits, and may be requested to continue working at the discretion of the Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.

●	Severance Payment. Severance payment of up to 200% of the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law, inclusive of any amounts accumulated in such officer’s pension fund, managers insurance or provident fund on account of severance, which amounts are released or transferred to the officer, provided however, that if at the time of termination such officer is engaged with the Company for at least two years and the termination is not for “cause”.

Non-Compete Grant. Upon termination of employment and subject to applicable law, Galmed may grant to its officers a non-compete grant as an incentive to refrain from competing with Galmed for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such officer’s monthly base salary without benefits multiplied by twelve (12).

●	Discretionary Payment. Up to 12 monthly base salaries if, at the time of termination or change of control, the officer is engaged with the Company for at least two years, and up to 6 monthly base salaries (without benefits) if, at the time of termination or change of control, the officer is engaged with the Company for less than two years.

VIII. ARRANGEMENTS UPON CHANGE OF CONTROL

The following benefits may be granted to officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the officer is terminated or adversely adjusted in a material way:

○	Acceleration of vesting of outstanding options or other equity-based awards;
○	Extension of the exercise period of equity-based grants for a period of up to one (1) year following the date of termination of employment;
○	Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such Additional Adjustment Period may be in addition to the advance notice period pursuant to Section VII, but subject to an aggregate limitation that the total non-statutory termination and change of control payments shall not exceed the officer’s monthly base salary multiplied by twenty-four (24);
○	A cash bonus not to exceed 200% of the officer’s annual base salary in case of an officer other than the CEO and 250% in case of the CEO.

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VIII. COMPENSATION OF NON-MANAGEMENT AND MANAGEMENT DIRECTORS

The Company’s philosophy is to provide fair and reasonable compensation to its Directors, taking into account the Company’s business environment, its size and nature of operations. With respect to their services as Board members, each Director, either a Management Director or a non-Management Director, an external director (if applicable) or an independent director, is entitled to receive the same compensation for his or her services as a member of the Board and its committees.

Accordingly, Directors compensation may be comprised of the following elements:

●	Directors’ Fees. Directors’ fees may be comprised of annual payment and per-meeting payments. Alternatively, Directors’ fees may be comprised only of a fixed annual payment with respect to his or her services as members of the Board, including, without regard to their participation in meetings of the Board or its committees.

●	External Directors. The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (the “Regulations”).

●	Equity-Based Compensation. Directors may be entitled to be granted with a “welcome” or annual equity-based awards with a fixed value at grant, as approved by the Company’s shareholders from time to time. Such equity-based awards may be granted on an annual basis or at such other times as the Company deems appropriate. Such awards are intended to align Directors’ interests with the interests of shareholders and to promote creation of long-term value for the Company. Any equity-based awards to Directors will include a vesting period of between one (1) to four (4) years from the date of grant, and an exercise period of no more than ten (10) years from the date of grant. In no event shall the value of equity-based awards granted to any Director, calculated as of the date of their grant (and with respect to equity-based awards paid in cash – at the date of their payment), during any calendar year exceed nine (9) times the fees of such Director on an annual basis.

Reimbursement. The Directors are also entitled to reimbursement of certain expenses incurred in connection with their participation at meetings of the Board and its committees, in accordance with Company policies.

Limitation. The Director’s fee per calendar year shall not be less than the Minimum Amount (as such term is defined in the regulations promulgated under the Regulations and shall not exceed an annual cash fee retainer in the amount of US$100,000 plus VAT (the “Maximum Amount”), and with respect to an Expert External Director as defined in the Compensation Regulations plus 33% to the Maximum Amount.

IX. D&O INSURANCE, INDEMNIFICATION AND RELEASE

Exculpation and Indemnification. The Company may exempt all Directors and officers, as may be appointed from time to time in the future, from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s articles of association.

Liability Insurance. Unless otherwise determined thereby, Company will provide directors’ and officers’ liability insurance for its Directors and executive officers (the “Insurance Policy”) as follows:

●	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Remuneration Committee; and

●	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Remuneration Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Galmed’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

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Upon circumstances to be approved by the Remuneration Committee (and, if required by law, by the Board), Galmed shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

●	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by Remuneration Committee; and

●	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Remuneration Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

Galmed may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities provided that the Insurance Policy, as well as the additional premium shall be approved by the Remuneration Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

X. MISCELLANEOUS

General. This policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from, provisions of applicable law. This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is approved and shall serve as Galmed’s Compensation Policy for three years, commencing as of its adoption. Any amendment to this Policy shall require the approvals as set forth in the Companies Law. In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the approval of this Compensation Policy, Galmed may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

Company discretion. It is hereby clarified that nothing contained herein shall obligate the Company to grant any particular type or amount of compensation to any officer, nor shall it derogate from any approval procedures mandated by the Companies Law.

Reduction of variable compensation. The Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause”, due to circumstances determined by the Committee and the Board, taking into consideration the relevant objectives and considerations set forth under “Overview” in Section II above and under “Considerations for determining compensation” in Section III above, or in other circumstances determined by the Company as warranting such reduction.

Immaterial Change. An Immaterial Change in the Terms of Employment of an officer, who is not a Director or the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly salaries of such officer.

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